UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2024

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒  Form 40-F

Explanatory Note

This Form 6-K, including exhibits 99.1, and 99.2 attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (Registration file number 333-270315) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document
99.1	Notice and Information Circular
99.2	Form of Proxy

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: May 13, 2024	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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